Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 18-A-II dated April 28, 2009	Term sheet to Product Supplement No. 18-A-II Registration Statement No. 333-155535 Dated September 16, 2011; Rule 433

Structured Investments	$ Buffered Equity Notes Linked to the S&P 500® Index due March 21, 2013

General

  The notes are designed for investors who seek an unleveraged return equal to the appreciation of the S&P 500® Index, without upside return enhancement, up to a maximum total return on the notes of 22.15%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level by more than 15%, be willing to lose some or all of their principal.
  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 21, 2013†.
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about September 16, 2011 and are expected to settle on or about September 21, 2011.

Key Terms

Index:	The S&P 500® Index (“SPX”) (the “Index”)
Upside Leverage Factor:	One (1). There is no upside return enhancement.
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return, subject to a Maximum Total Return on the notes of 22.15%*. For example, if the Index Return is equal to or greater than 22.15%, you will receive the Maximum Total Return on the notes of 22.15%*, which entitles you to a maximum payment at maturity of $1,221.50* for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +($1,000 x Index Return)
*The actual Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 22.15% and $1,221.50 per $1,000 principal amount note, respectively.
If the Ending Index Level is equal to or less than the Initial Index Level by up to 15%, you will receive the principal amount of your notes at maturity.
If the Ending Index Level is less than the Initial Index Level by more than 15%, you will lose 1.1765% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level beyond 15% and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 x (Index Return + 15%) x 1.1765]
If the Ending Index Level is less than the Initial Index Level by more than 15%, you will lose some or all of your investment at maturity.
Buffer Amount:	15%
Downside Leverage Factor:	1.1765
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about September 16, 2011
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Ending Averaging Dates.
Ending Averaging Dates†:	March 12, 2013, March 13, 2013, March 14, 2013, March 15, 2013 and March 18, 2013
Maturity Date†:	March 21, 2013
CUSIP:	48125X2L9
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 18-A-II.

Investing in the Buffered Equity Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 18-A-II and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-16 of the accompanying product supplement no. 18-A-II.

(2)	Please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet for information about fees and commissions.

The agent for this offering, J.P. Morgan Securities LLC, which we refer to as JPMS, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

September 16, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 18-A-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 18-A-II dated April 28, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 18-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.govas follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 18-A-II dated April 28, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209001685/e35221_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1200 and a Maximum Total Return on the notes of 22.15%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Hypothetical Ending Index Level	Hypothetical Index Return	Hypothetical Total Return on the Notes	Hypothetical Payment at Maturity

2160.00	80.00%	22.15%	$1,221.50
1980.00	65.00%	22.15%	$1,221.50
1800.00	50.00%	22.15%	$1,221.50
1680.00	40.00%	22.15%	$1,221.50
1560.00	30.00%	22.15%	$1,221.50
1465.80	22.15%	22.15%	$1,221.50
1440.00	20.00%	20.00%	$1,200.00
1380.00	15.00%	15.00%	$1,150.00
1320.00	10.00%	10.00%	$1,100.00
1260.00	5.00%	5.00%	$1,050.00
1212.00	1.00%	1.00%	$1,010.00
1200.00	0.00%	0.00%	$1,000.00
1140.00	-5.00%	0.00%	$1,000.00
1080.00	-10.00%	0.00%	$1,000.00
1020.00	-15.00%	0.00%	$1,000.00
960.00	-20.00%	-5.88%	$941.18
840.00	-30.00%	-17.65%	$823.53
720.00	-40.00%	-29.41%	$705.88
600.00	-50.00%	-41.18%	$588.23
480.00	-60.00%	-52.94%	$470.58
360.00	-70.00%	-64.71%	$352.93
240.00	-80.00%	-76.47%	$235.28
120.00	-90.00%	-88.24%	$117.63
0.00	-100.00%	-100.00%	-$0.00

JPMorgan Structured Investments —	TS-1
Buffered Equity Notes Linked to the S&P 500® Index

The following graph demonstrates the hypothetical total return on the notes at maturity for a sub-set of the Index Returns detailed in the table on the previous page (-100% to 80%). Your investment may result in a loss of some or all of your principal at maturity.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page and the graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1200 to an Ending Index Level of 1260. Because the Ending Index Level of 1260 is greater than the Initial Index Level of 1200 and the Index Return of 5% does not exceed the hypothetical Maximum Total Return of 22.15%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050

Example 2: The level of the Index decreases from the Initial Index Level of 1200 to an Ending Index Level of 1080. Although the Index Return is negative, because the Ending Index Level of 1080 is less than the Initial Index Level of 1200 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 1200 to an Ending Index Level of 1560. Because the Ending Index Level of 1560 is greater than the Initial Index Level of 1200 and the Index Return of 30% exceeds the hypothetical Maximum Total Return of 22.15%, the investor receives a payment at maturity of $1,221.50 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 1200 to an Ending Index Level of 960. Because the Index Return is negative and the Ending Index Level of 960 is less than the Initial Index Level of 1200 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $941.18 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 15%) x 1.1765] = $941.18

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

JPMorgan Structured Investments —	TS-2
Buffered Equity Notes Linked to the S&P 500® Index

Selected Purchase Considerations

  UNLEVERAGED AND CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to earn an unleveraged return equal to the appreciation of the Index Return, without upside return enhancement, up to the Maximum Total Return on the notes of at least 22.15% for a maximum payment at maturity of $1,221.50 for every $1,000 principal amount note. The actual Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 22.15% and $1,221.50 per $1,000 principal amount note, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Ending Index Level is not less than the Initial Index Level by more than 15%. If the Ending Index Level declines by more than 15%, for every 1% decline of the Index beyond 15%, you will lose an amount equal to 1.1765% of the principal amount of your notes.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 18-A-II.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 18-A-II. Based on the opinion of our special tax counsel, Davis Polk & Wardwell LLP, provided in the accompanying product supplement, we believe that it is reasonable to treat, and we and you agree to treat, the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than one year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or in any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 18-A-II dated April 28, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee the full return of the principal amount of your notes. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed on a leveraged basis to loss if the Ending Index Level is less than the Initial Index Level, by more than the 15% buffer.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 22.15%.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

JPMorgan Structured Investments —	TS-3
Buffered Equity Notes Linked to the S&P 500® Index

  WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX — We are currently one of the companies that make up the Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 6, 2006 through September 9, 2011. The Index closing level on September 15, 2011 was 1209.11. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments —	TS-4
Buffered Equity Notes Linked to the S&P 500® Index

Supplemental Plan of Distribution (Conflicts of Interest)

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $11.30 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-29 of the accompanying product supplement no. 18-A-II.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $11.30 per $1,000 principal amount note.

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligations under the notes. In accordance with FINRA Rule 5121, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMorgan Structured Investments —	TS-5
Buffered Equity Notes Linked to the S&P 500® Index